

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 30, 2008

Mr. David W. Hitchcock
Chief Financial Officer
Syniverse Holdings, Inc.
8125 Highwoods Palm Way
Tampa, Florida 33647

> **RE:** **Syniverse Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 001-32432**

Dear Mr. Hitchcock:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1. In future filings, please consider including an "overview" section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction or overview would:

        a.   include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

        b.   provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

<u>Non-GAAP Financial Measures, page 49</u>

2.   In future filings, discuss how management uses EBITDA in determining levels of executive compensation. We note your disclosure on page 18 in your Definitive Proxy Statement filed on April 7, 2008, discussing named executive officer's annual incentive plan compensation being conditioned upon achieving net revenue and adjusted EBITDA performance targets. Please refer to Item 10(e)(1)(D) of Regulation S-K.

<u>Signatures, page 109</u>

3.   In future filings, include the signature of your Principal Accounting Officer or Controller. Refer to Form 10-K, General Instruction D(2)(a).

<u>Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K</u>

<u>Determining Executive Compensation, page 15</u>

4.   We note your disclosure that in addition to using executive compensation surveys for comparable positions in similar companies, you also used country or region specific surveys for certain named executive officers not located in the United States. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please expand disclosure relating to the surveys, specifically identifying the components used.

<u>Annual Incentive Compensation, page 17</u>

5.   In future filings, describe the nature and weight of the subjective and other criteria used with respect to each executive in decisions to increase the amounts of incentive performance awards. Please refer to Item 402(b)(2)(ix) of Regulation S-K. We note your disclosure on page 19 discussing the Compensation Committee's use of discretion in evaluating incentive payout levels.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3354 with any questions.

Sincerely,

Robert Bartelmes
Senior Financial Analyst